PAXTON ENERGY, INC.

M E M O R A N D U M

TO:	Jeffrey P. Riedler, Assistant Director
Mary K. Fraser, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Robert Freiheit, Chief Executive Officer
Paxton Energy, Inc.

DATE:	December 19, 2006

RE:	Paxton Energy, Inc.
Registration Statement on Form SB-2
File No. 333-136399, filed August 1, 2006

We submit the responses below in reply to your comments by letter of August 28, 2006. We have also reviewed the disclosures and updated them as appropriate as well as making other revisions we deemed warranted. The filing contains updated financial statements as of and for the nine months ended September 30, 2006. In other instances, we have added disclosure in response to comments from state securities regulators.

Prospectus Summary – page 2

1.           In the first sentence of the second paragraph in this section you indicate that “all amounts rounded to the nearest 10,000 are approximate.” Please explain what you are referring to and tell us why this rounding is appropriate. We may have further comment.

Response:	Page 2. Rounding has been eliminated.

2.           In the same paragraph you indicate that “all production numbers...whether amounts, costs, revenues, or otherwise are reported net of royalties, unless otherwise indicated.” Please revise the entire document so that all “production numbers” are also presented gross or in the alternative, explain to us why the present disclosure is appropriate.

Response:	Page 2. Production numbers are now presented gross and net, as indicated.

Overview – page 2

3.           You use industry jargon in this section that is not likely to be familiar to your readers. Please explain what these terms mean at the first place the term is used in the prospectus. For example, explain what a working interest and a net revenue interest are at the first place you use the terms. Also explain what “proved reserves” are and disclose that you have none to date.

Response:	Page 2. Disclosure revised and expanded.

____________________________________

2533 NORTH CARSON STREET – SUITE 6232	TELEPHONE: (916) 797-0207
www.paxtonenergyinc.com	CARSON CITY, NEVADA 89706	FACSIMILE: (916) 791-0289

PAXTON ENERGY, INC.

December 19, 2006	M E M O R A N D U M

4.           Please include a brief summary of the details of your agreement(s) with Bayshore. We note that you issued 1,007,000 shares of common stock as partial consideration for the exploration rights. Your discussion should address any other consideration as well as other material provisions of the agreement.

Response:	Page 2-3. Disclosure and cross reference added.

5.	Please tell us whether you have a web site. If so, disclose its address in the document.

Response:	Page 3. Disclosure added.

Risk Factors – page 4

6.	Please include additional risk factors that address the following issues:

•	The risk inherent in relying on Bayshore as the source of all your energy investments.

•	A risk factor disclosing that your stock is a “penny stock” and discussing the risk inherent in purchasing a penny stock.

•	The limited trading in your stock, quantified to the extent practicable.

•	The risk inherent in investing all of your capital in a single geographical location

•	The operational hazards discussed on page 15 and your lack of insurance

•	Potential liability for the costs of removal and damages due to pollution or the release of hazardous substances into the environment.

Response:	Pages 4-9. Disclosure added.

Our results of operations as well as the carrying value of our oil and gas properties are substantially dependent upon the prices of oil and natural gas... – page 4

7.           Please clearly disclose that you do not currently have any proven reserves and discuss the potential adverse impact of this factor on your ability to obtain additional capital.

Response:	Page 8. Disclosure Revised.

Our estimated quantities of proved oil and gas reserves and projected rates of production and the timing and results of development expenditures may prove inaccurate because of numerous uncertainties. – page 5

PAXTON ENERGY, INC.

December 19, 2006	M E M O R A N D U M

8.           Please expand the risk factor to explain when and how you will establish “proved reserves” on your properties. Also, explain what a “geological horizon” is. Also, as currently written, both the subheading and the body of the risk factor suggest that you have proven reserves. Please revise the disclosure in this risk factor and throughout the document to make it clear that you currently have none.

Response:	Page 8. Disclosure added.

Management’s Discussion and Analysis

Plan of Operations – page 14

9.           In the third paragraph of this section you state that you have paid for “most” of the additional acreage acquired to date in your lease expansion program...” Please provide a more robust explanation of your “lease expansion program” and your obligations under the program. You should quantify the disclosure to the extent practicable.

Response:	Page 14. Disclosure revised.

10.         Please revise your discussion regarding your plan of operations to cover the next twelve months, rather than only the period through December 31, 2006, in accordance with Item 303(a)(1) of Regulation S-B.

Response:	Pages 14. Disclosure revised.

Recent Activities – page 16

11.	Please explain, on page 13, what a “sweet gas and sour gas pipeline” is.

Response:	Page 18. Disclosure added.

12.         We note your disclosure on page 13 that the oil from Cooke No. 3 has a 47 American Petroleum Institute specific gravity rating and that the natural gas has a 1,320 British thermal unit rating. Please explain these rating systems and the significance of your ratings.

Response:	Page 18. Disclosure expanded.

Drilling Program – page 19

13.         We note that you have the right to participate in further drilling on the Cooke Ranch lease and on any additional working interest acreage you are acquiring adjacent to the Cooke Ranch. If there are any payments you must make or obligations you must undertake if you exercise these rights, please revise to discuss them.

PAXTON ENERGY, INC.

December 19, 2006	M E M O R A N D U M

Response:	Page 19. Disclosure added.

Production, Transportation and Marketing – page 20

14.         You say that you didn’t have sufficient information as of December 31, 2005 to determine average net daily oil production from the producing well. Please clarify whether you have that information now. If so, disclose it. If not, indicate when you anticipate having it.

Response:	Page 20-21. Disclosure revised.

No Proved Reserves – page 21

15.	Clarify, if true, that you also have no proved reserves at the present time.

Response:	Page 21. Disclosure added.

Selling Securityholders – page 24

16.         Please refer to footnote 10. It is inappropriate to disclaim ownership of shares that have not been attributed to the named person in the table. Please revise the table to attribute to Mr. Freiheit the 1,082,108 shares he is disclaiming.

Response:	Pages 25-27. Disclosure revised.

17.         We note your disclosure that Empire Financial Group acted as a placement agent for your April 2, 2006 private placement. If any of the other selling shareholders are broker dealers, please revise to identify them as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation. If any of the selling shareholders are affiliates of broker dealers, please revise to state that they purchased the shares in the ordinary course of business and do not have plans to distribute the shares. If they are unable to make these statements, please revise to identify them as underwriters.

Response:	Pages 25-27. Disclosure added.

Management – page 29

18.         Please revise Mr. Freiheit’s biography to remove the statement that he is the “sole director” of the company as it is no longer true.

Response:	Page 30. Disclosure revised.

Executive Compensation – page 31

19.	Disclose how much time each named person spends on company business.

PAXTON ENERGY, INC.

December 19, 2006	M E M O R A N D U M

Response:	Page 30. Disclosure added.

Certain Relationships and Related Transactions – page 34

20.         It is unclear whether Mr. McKenzie has a business relationship with Bayshore outside of his employment with you. Please advise and revise the disclosure as appropriate.

Response:	Page 34. Mr. McKenzie has no business relationship with Bayshore outside of his employment with us. Disclosure revised.

21.         Please identify the three firms and one individual you issued shares to between November 2005 and December 2005 in exchange for services.

Response:	Page 34. Disclosure added.

22.	Please identify the affiliates of Robert Freiheit on pages 28 and 29.

Response:	Pages 35-36. Disclosure added.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

23.         Please explain why it was appropriate to amortize your oil and gas properties under the full cost method of accounting and, if appropriate, to recognize amortization expense equal to 50% of your oil and gas revenues. As pages 2 and 15 indicate that you had no proved reserves, it is unclear why you have recognized amortization when your policy states that investments in unproved properties are not amortized until proved reserves can be determined or until impairment occurs. In your explanation, please provide us references to any specific paragraphs within the applicable authoritative literature supporting upon which you relied in making this determination that your accounting was appropriate. If proved reserves have been determined or an impairment has occurred, please revise your disclosures accordingly.

Response:

Management of the Company has revised the financial statements to remove amortization of the unproved oil and gas properties since there are no proved reserves. Instead of amortization, the Company has assessed the carrying value of the oil and gas properties for possible impairment in accordance with SFAS No. 144. The notes to the financial statements have been revised for the effects of these changes.

PAXTON ENERGY, INC.

December 19, 2006	M E M O R A N D U M

Note 4 – Common Stock, page F-11

24.         We have the following comments regarding the 10,000,000 shares issued in June 2004 to your then chief executive officer:

•

Please tell us why it was appropriate to value the shares at the fair market of the services rendered and elaborate on how it was determined based upon the estimated cost of similar services by nonaffiliates.

•

If the issuance was accounted for under APB 25, please clarify how the $0.001 per share represented the best estimate of the market value of the stock, as contemplated by paragraph 10(a), when another 5,000,000 shares were sold that same month for $0.01 per share.

•

If the issuance was accounted for under SFAS 123, please clarify how the $0.001 per share is consistent with paragraph 16, which states that the compensation should be based on the fair value of the equity instruments issued, and with paragraph 107, which states that “accounting for the cost of employee services is based on the value of compensation paid, which is presumed to be an adequate measure of the value of the services received.” In so doing, please address the issuance of another 5,000,000 shares for cash at $0.01 per share during the same month.

Response:

Management of the Company has revised the financial statements to reflect the issuance of the common shares for services at their market value of $0.01 per share. This valuation is based upon the pricing point established by the issuance of common shares to the third parties during the same month at a price of $0.01 per share.

•

Please explain why it appears that compensation expense was only recognized for 10,000,000 shares, when pages 27 and II-3 indicate that 51,000,000 shares were issued to him for organizational services, and how that complied with the specific paragraphs of APB 25 or SFAS 123. While he may have contributed 41,000,000 of those shares back to the company, please clarify why compensation expense was not recognized for the original issuance of 51,000,000 shares and why the contribution of 41,000,000 shares was considered an equity transaction with no effect on your results of operations.

Response:

The 51,000,000 original shares were canceled and 10,000,000 were issued to the previous CEO as compensation for organizational and other similar services rendered to the Company. The former president determined the value of the services to be estimated for $10,000.

PAXTON ENERGY, INC.

December 19, 2006	M E M O R A N D U M

Signatures

25.         Please identify and provide the signature of the company’s controller or chief accounting officer.

Response:	Signature Added.

Exhibits

26.         We note that you have excluded the exhibits to many of the agreements you filed as exhibits to the registration statement. Please re-file these agreements with all exhibits. To the extent you wish to redact limited portions of these exhibits, you must file a confidential treatment request. Please see Staff Bulletin 1(CF), dated February 28, 1997 and Staff Legal Bulletin 1A(CF), dated July 11, 2001. These staff legal bulletins set forth the Division’s views regarding the proper preparation of a confidential treatment request for information required to be included in a filing. Information in the bulletin should assist you in preparing your confidential treatment request if you determine that one is warranted. The bulletin is available on the SEC web site, http://www.sec.gov. Please select “Staff Legal Bulletins,” and then select “SLB 1” or “SLB 1A.”

Response:	Exhibits Added.